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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                            -------------------------

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                            Cole National Corporation
                            -------------------------
                                (Name of Issuer)

 Common Stock, $.001 par value                           193290103
--------------------------------                      --------------
 (Title of class of securities)                       (CUSIP number)

    Allan Goldner, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
                     Cleveland, Ohio 44114, (216) 363-4500
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                January 23, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                               (Page 1 of 18 pages)

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CUSIP NO. 193290103                 13D                       Page 2 of 18 pages
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 1        NAME OF REPORTING PERSONS:                               Larry Pollock
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON [ENTITIES ONLY]                          [___________]
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 2        CHECK THE APPROPRIATE BOX                                    (a)   [_]
          IF A MEMBER OF A GROUP:                                      (b)   [X]
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 3        SEC USE ONLY:

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 4        SOURCE OF FUNDS:                                                    NA

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):                       [___]

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 6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    United States

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                            7     SOLE VOTING POWER:                   1,353,585

     NUMBER OF SHARES      -----------------------------------------------------
    BENEFICIALLY OWNED      8     SHARED VOTING POWER:                      none
     BY EACH REPORTING
        PERSON WITH        -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER:              1,353,585

                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER:                 none

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:                                    1,353,585
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES:                                [___]
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13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):                                              7.88%
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14        TYPE OF REPORTING PERSON:                                           IN

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         Item 1. Security and Issuer.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Schedule 13D dated April 26, 2000 as amended by Schedule 13D/A dated March 8, 2002 ("Schedule 13D") as filed with the Securities and Exchange Commission by Larry Pollock. This Amendment No. 2 amends the Schedule 13D only with respect to those items listed below.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Cole National Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 1925 Enterprise Parkway, Twinsburg, Ohio 44087.

         Item 4. Purpose of Transaction.

         On June 25, 2003, Mr. Pollock was granted an option to purchase 300,000 of the Common Stock of the Company. One half of these options vest on the second anniversary of the grant date while the remaining options vest on the fourth anniversary date, subject to acceleration upon the occurrence of certain enumerated events.

         On January 23, 2004, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Luxottica Group S.p.A., an Italian corporation ("Luxottica"), and Colorado Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Luxottica, pursuant to which Luxottica will acquire all of the outstanding shares of the Company (the "Merger") for a cash purchase price of $22.50 per share. In addition, Mr. Pollock entered into a Voting Agreement (the "Voting Agreement"), dated as of January 23, 2004 with Colorado Acquisition Corp. pursuant to which Mr. Pollock agreed to vote all of his Common Stock in favor of the Merger, among other things. Mr. Pollock entered into the Voting

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Agreement to facilitate the execution of the Merger Agreement. A description of the Voting Agreement is qualified in its entirety by reference to Exhibit 1 hereto.

         The Merger would cause an acceleration of the vesting of the options identified above.

         Item 5. Interest in Securities of the Issuer.

         (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Common Stock by Mr. Pollock are hereby incorporated by reference in this response.

         As of January 23, 2004, Mr. Pollock owned 791,085 shares of Common Stock, and has options to acquire an additional 262,500 shares (which are exercisable within 60 days of this filing) and options to acquire an additional 300,000 (which will become exercisable in connection with the Merger) constituting approximately 7.88% of the outstanding shares of Common Stock, based upon 16,608,196 shares of Common Stock outstanding as of November 30, 2003.

         (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Mr. Pollock's voting and dispositive power with respect to the shares of the Common Stock which he beneficially owns are hereby incorporated by reference in this response. In addition, Mr. Pollock entered into the Voting Agreement, dated as of January 23, 2004 with Colorado Acquisition Corp. pursuant to which Mr. Pollock agreed to vote all of his Common Stock in favor of the Merger, among other things. Mr. Pollock entered into the Voting Agreement to facilitate the execution of the Merger Agreement. A copy of the Voting Agreement is attached hereto as Exhibit 1. A description of the Voting Agreement is qualified in its entirety by reference to Exhibit 1.

         (c) No transactions were effected during the last sixty days by Mr. Pollock.

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         (d) Not applicable.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In order to facilitate the execution of the Merger Agreement, Mr. Pollock entered into the Voting Agreement. The response to Item 5(b) of this
Schedule 13D/A, insofar as it relates to the Voting Agreement, is hereby incorporated by reference in this response.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Voting Agreement, dated as of January 23, 2004 by and among Colorado Acquisition Corp. and Larry Pollock.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2004                      /s/ Larry Pollock
                                             -----------------------------------
                                             LARRY POLLOCK

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                                  EXHIBIT INDEX

Exhibit 1: Voting Agreement, dated as of January 23, 2004 by and among Colorado Acquisition Corp. and Larry Pollock

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